1
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                                  BLUEFLY, INC.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                   -------------------------------------------
                         (Title of Class of Securities)

                                    096227103
                         -------------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 15, 2001
                        ---------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 14 Pages
                             Exhibit Index: Page 14

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                            [_]



6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  17,012,793
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   17,012,793
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            17,012,793

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [X]


13       Percent of Class Represented By Amount in Row (11)

                                            77.05%

14       Type of Reporting Person (See Instructions)

                  OO; IV

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                            [_]


6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  17,012,793
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   17,012,793
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            17,012,793

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            77.05%

14       Type of Reporting Person (See Instructions)

                  PN; IA

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                            [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  17,012,793
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                  17,012,793
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            17,012,793

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            77.05%

14       Type of Reporting Person (See Instructions)

                  CO

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                            [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  17,012,793
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   17,012,793
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            17,012,793

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            77.05%

14       Type of Reporting Person (See Instructions)

                  OO; IA

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SFM DOMESTIC INVESTMENTS LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                            [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  556,749
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                    556,749
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            556,749

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            5.78%

14       Type of Reporting Person (See Instructions)

                  OO

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  17,569,542
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   17,569,542
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            17,569,542

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [_]

13       Percent of Class Represented By Amount in Row (11)

                                            78.08%

14       Type of Reporting Person (See Instructions)

                  IA

                  This Amendment No. 10 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Bluefly, Inc. (the "Issuer"). This Amendment No. 10 supplementally amends the initial statement on
Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 10 is being filed by the Reporting Persons to report that the exercise price of certain warrants to acquire Shares held for the account of QIP (as defined herein) and SFM Domestic Investments (as defined herein) became fixed on September 15, 2001. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)      Quantum Industrial Partners LDC ("QIP");

                  (ii)     QIH Management Investor, L.P. ("QIHMI");

                  (iii)    QIH Management, Inc. ("QIH Management");

                  (iv)     Soros Fund Management LLC ("SFM LLC");

                  (v)      SFM   Domestic   Investments   LLC   ("SFM   Domestic
                           Investments"); and

                  (vi)     Mr. George Soros ("Mr. Soros").

                  This Statement relates to the Shares held for the accounts of QIP and SFM Domestic Investments.

                  Set forth in Annex A hereto, and incorporated herein by reference, is updated information concerning the identity and background of the officers and directors of QIP and QIH Management.

Item 3.   Source and Amount of Funds or Other Consideration

                  The   information  set  forth  in  Item  6  hereof  is  hereby
incorporated by reference into this Item 3.

                  In consideration for the QIP Guarantee (as defined herein), QIP and SFM Domestic Investments received, among other things, the LOC Warrants (as defined herein) from the Issuer. In addition, under certain circumstances, pursuant to the terms of the Reimbursement Agreement (as defined herein), the Issuer may be required to issue certain additional warrants (the "Contingent Warrants") to QIP and SFM Domestic Investments that would result in their acquiring the right to purchase additional Shares from the Issuer.

Item 4.   Purpose of Transaction

                  The   information  set  forth  in  Item  6  hereof  is  hereby
incorporated by reference into this Item 4.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer

                  (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 17,012,793 Shares (approximately 77.05% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account of QIP). This number consists of A)
4,138,084 Shares, B) 3,806,923 Shares issuable upon the conversion of 445,410 shares of Series A Preferred Stock, C) 8,607,843 Shares issuable upon the conversion of 8,607,843 shares of Series B Preferred Stock, D) 363,113 Shares issuable upon the exercise of warrants held for the account of QIP, and E) 96,830 Shares issuable upon the exercise of Warrant No. 11 (as defined herein) held for the account of QIP.

                  (ii) SFM Domestic Investments may be deemed the beneficial owner of 556,749 Shares (approximately 5.78% of the total number of Shares outstanding assuming the exercise and conversion of all the securities held for its account). This number consists of A) 135,420 Shares, B) 124,701 Shares issuable upon the conversion of 14,590 shares of Series A Preferred Stock held for its account, C) 281,571 Shares issuable upon the conversion of 281,571 shares of Series B Preferred Stock held for its account, D) 11,887 Shares issuable upon the exercise of warrants held for its account, and E) 3,170 Shares issuable upon the exercise of Warrant No. 12 (as defined herein) held for its account.

                  (iii) Mr. Soros may be deemed the beneficial owner of 17,569,542 Shares (approximately 78.08% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the accounts of QIP and SFM Domestic Investments). This number consists of
A) 4,138,084 Shares held for the account of QIP, B) 3,806,923 Shares issuable upon the conversion of 445,410 shares of Series A Preferred Stock held for the account of QIP, C) 8,607,843 Shares issuable upon the conversion of 8,607,843 shares of Series B Preferred Stock held for the account of QIP, D) 363,113 Shares issuable upon the exercise of warrants held for the account of QIP, E) 96,830 Shares issuable upon the exercise of Warrant No. 11 (as defined herein) held for the account of QIP, F) 135,420 Shares held for the account of SFM Domestic Investments, G) 124,701 Shares issuable upon the conversion of 14,590 shares of Series A Preferred Stock held for the account of SFM Domestic Investments, H) 281,571 Shares issuable upon the conversion of 281,571 shares of Series B Preferred Stock held for the account of SFM Domestic Investments, I) 11,887 Shares issuable upon the exercise of warrants held for the account of SFM Domestic Investments, and J) 3,170 Shares issuable upon the exercise of the Warrant No. 12 (as defined herein) held for the account of SFM Domestic Investments.

                  (b)(i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 17,012,793 Shares held for the account of QIP (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of the warrants and Warrant No. 11 (as defined herein) held for the account of QIP).

                  (ii) SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 556,749 Shares held for its account (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of the warrants and Warrant No. 12 (as defined herein) held for its account).

                  (iii) Mr. Soros (as a result of his position with SFM LLC and in his capacity as the sole managing member of SFM Domestic Investments) may be deemed to have the sole power to direct the voting and disposition of 17,569,542 Shares held for the accounts of QIP and SFM Domestic Investments. This number consists of A) 17,012,793 Shares held for the account of QIP (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of the warrants and Warrant No. 11 (as defined herein) held for the account of QIP) and B) 556,749 Shares held for the account of SFM Domestic Investments (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of the warrants and Warrant No. 12 (as defined herein) held for the account of SFM Domestic Investments).

                  (c) Except for the transactions described in Item 6 below, there have been no transactions effected with respect to the Shares since July 21, 2001 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d)(i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

                  (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

                  (e)      Not applicable.

                  Item 6.  Contracts,     Arrangements,     Understandings    or
Relationships with Respect to Securities of the Issuer

         On March 30, 2001 (the "Financing Date"), the Issuer entered into a Financing Agreement (the "Financing Agreement") with Rosenthal & Rosenthal, Inc. ("Rosenthal") pursuant to which Rosenthal agreed to provide to the Issuer certain credit accommodations, including loans or advances, factor-to-factor guarantees or letters of credit in favor of suppliers or factors or purchases of payables owed to the Issuer's suppliers (the "Loan Facility"). In connection with the Loan Facility, QIP entered into a Reimbursement Agreement (the "Reimbursement Agreement") with the Issuer (a copy of which is incorporated by reference hereto as Exhibit SS and incorporated herein by reference in response to this Item 6) pursuant to which QIP agreed to issue a Standby Letter of Credit (as defined herein) on the Financing Date in the amount of $2.5 million in favor of Rosenthal to guarantee a portion of the Issuer's obligations under the Financing Agreement. In addition, during the term of the Financing Agreement, at the Issuer's request, QIP will issue another Standby Letter of Credit (as defined herein) for an additional $1.5 million. As used herein, the term "QIP Guarantee" means the total face amount of all Standby Letters of Credit (as defined herein) which QIP is maintaining in connection with the Loan Facility and the term "Standby Letter of Credit" shall mean any standby letter of credit issued by QIP in favor of Rosenthal in connection with the Loan Facility.

         In consideration for the QIP Guarantee, the Issuer granted QIP a lien (the "QIP Lien") on substantially all of the Issuer's assets, and issued: (i) a warrant to QIP granting QIP the right to subscribe for and purchase 96,830 Shares ("Warrant No. 11") and (ii) a warrant to SFM Domestic Investments granting SFM Domestic Investments the right to subscribe for and purchase 3,170 Shares ("Warrant No. 12", hereinafter, along with Warrant No. 11, collectively, the "LOC Warrants"). Copies of the forms of Warrants No. 11 and No. 12 are incorporated by reference hereto as Exhibits TT and UU, respectively, and are each incorporated herein by reference in response to this Item 6. The exercise price of the LOC Warrants is $.88, which is equal to the average closing price of the Shares on the ten trading days preceding September 15, 2001. The LOC Warrants are exercisable for ten years beginning on September 16, 2001.

         Subject to certain conditions, if the Issuer defaults on any of its obligations under the Financing Agreement, Rosenthal has the right to draw upon the Standby Letter of Credit to satisfy any of such obligations. If Rosenthal draws on the Standby Letter of Credit, pursuant to the terms of the Reimbursement Agreement, the Issuer would have the obligation to, among other things, reimburse QIP for any amounts drawn under such Standby Letter of Credit plus interest accrued thereon. In addition, under certain circumstances, the Issuer may be required to issue the Contingent Warrants to each of QIP and SFM Domestic Investments to purchase a number of Shares equal to a certain formula set forth in the Reimbursement Agreement.

         The foregoing descriptions of the Reimbursement Agreement, Warrant No. 11 and Warrant No. 12 do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference. For more information about the Financing Agreement, the Reimbursement Agreement and Warrants No. 11 and No. 12, see the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2000 (Commission File No. 333-22895).

         Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                  Item 7.  Material to be Filed as Exhibits

                  The Exhibit Index is incorporated herein by reference.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 19, 2001
                                           QUANTUM INDUSTRIAL PARTNERS LDC

                                           By:      /s/  Richard D. Holahan, Jr.
                                                    ----------------------------
                                                    Richard D. Holahan, Jr.
                                                    Attorney-in-Fact


                                           QIH MANAGEMENT INVESTOR, L.P.

                                           By:      QIH Management, Inc.,
                                                    its General Partner


                                           By:      /s/  Richard D. Holahan, Jr.
                                                    ----------------------------
                                                    Richard D. Holahan, Jr.
                                                    Vice President

                                           QIH MANAGEMENT, INC.


                                           By:      /s/  Richard D. Holahan, Jr.
                                                    ----------------------------
                                                    Richard D. Holahan, Jr.
                                                    Vice President


                                           SOROS FUND MANAGEMENT LLC


                                           By:      /s/  Richard D. Holahan, Jr.
                                                    ----------------------------
                                                    Richard D. Holahan, Jr.
                                                    Assistant General Counsel


                                           SFM DOMESTIC INVESTMENTS LLC


                                           By:      /s/  Richard D. Holahan, Jr.
                                                    ----------------------------
                                                    Richard D. Holahan, Jr.
                                                    Attorney-in-Fact


                                           GEORGE SOROS


                                           By:      /s/  Richard D. Holahan, Jr.
                                                    ----------------------------
                                                    Richard D. Holahan, Jr.
                                                    Attorney-in-Fact


                                                               ANNEX A

                                      Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship                            Principal Occupation                       Business Address
----------------------                            --------------------                       ----------------
    Curacao Corporation                           Managing Director of                       Kaya Flamboyan 9
    Company N.V.                                  Netherlands Antilles                       Willemstad
      Managing Director                           corporations                               Curacao,
      (Netherlands Antilles)                                                                 Netherlands Antilles

    Inter Caribbean Services Limited              Administrative services                    Citco Building
      Secretary                                                                              Wickhams Cay
      (British Virgin Islands)                                                               Road Town
                                                                                             Tortola
                                                                                             British Virgin Islands


                                        Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship                            Principal Occupation                       Business Address
----------------------                            --------------------                       ----------------

    Frank V. Sica                                 Managing Partner of Soros Private Equity   888 Seventh Avenue
    Director and President                        Partners LLC                               28th Floor
    (United States)                                                                          New York, NY  10106

    Armando Belly                                 General Counsel of SFM LLC                 888 Seventh Avenue
    Director and Secretary                                                                   33rd Floor
    (United States)                                                                          New York, NY  10106

    Dan Eule                                      Tax Director of SFM LLC                    888 Seventh Avenue
    Director                                                                                 33rd Floor
    (United States)                                                                          New York, NY  10106

    Eve Mongiardo                                 Chief Financial Officer of                 888 Seventh Avenue
    Director and Treasurer                        Soros Private Funds Management LLC         28th Floor
    (United States)                                                                          New York, NY  10106

    Richard D. Holahan, Jr.                       Assistant General Counsel of               888 Seventh Avenue
    Vice President                                SFM LLC                                    33rd Floor
    (United States)                                                                          New York, NY  10106


         To the best of the Reporting Persons' knowledge:

                  (a)      None of the above persons hold any Shares.

                  (b)      None  of  the  above   persons  has  any   contracts,
                           arrangements, understandings or relationships with respect to the Shares.

                                  EXHIBIT INDEX


SS. Reimbursement Agreement, dated as of March 30, 2001, between Bluefly, Inc. and Quantum Industrial Partners LDC/1

TT.       Warrant No. 11, dated as of March 30, 2001/2

UU.       Warrant No. 12, dated as of March 30, 2001/3






--------
          1 Filed on April 2, 2001 as Exhibit 10.22 to the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2000 (Commission File Number 333-22895).

          2 Filed on April 2, 2001 as Exhibit 10.24 to the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2000 (Commission File Number 333-22895).

          3 Filed on April 2, 2001 as Exhibit 10.25 to the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2000 (Commission File Number 333-22895).